Exhibit 10.25

Inventergy, Inc.
19925 Stevens Creek Boulevard, Suite 100

Cupertino, CA 95014

May 13, 2014 (supercedes all prior offers)

Stephen B. Huang

28538 Starboard Lane

Hayward, CA 94545

Dear Stephen:

Inventergy, Inc. (the “Company”) is pleased to offer you employment on the following terms:

1.          Position. Your initial title will be Chief Financial Officer (CFO), and you will report to Joe Beyers, Chairman & CEO. This is a full-time position contingent upon the closing of the anticipated merger between Company and eOn Communications Corporation (the “eOn merger”) and beginning the day after the eOn merger closes (the “Hire Date”) provided that the merger closes prior to June 30, 2014. As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States.

Beginning at the Hire Date, while you render services to the Company, you will not engage in any other employment, consulting, or other business activity whether full-time, part-time, paid, or unpaid without prior written approval from the Company. By signing this letter agreement (the “Agreement”), you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

It is understood and agreed that your current outside activities (volunteer work, Board positions, etc.), if any, listed in Exhibit A do not create a conflict of interest with the Company. You agree to not engage any new outside activities without pre-approval from Company.

2.          Cash Compensation. The Company will pay you a starting salary at the rate of $200,000.00 annually ($16,666.66 per month), payable in accordance with the Company’s standard payroll schedule.

Your annual salary will increase to $235,000.00 ($19,583.33 per month) at the later of: 1.) at the time the Company raises $20 million or more in the public markets; or 2.) at the time the Company receives an aggregate of $5 million gross revenue from the licensing of any portfolio whether alone or in combination with other portfolios on or after the Hire Date where such gross revenue may be satisfied by: (a) recognized revenue under GAAP treatment; (b) actual cash received by Company; or (c) a combination of actual cash together with non-cash (e.g., patent) assets received by Company, so long as the actual cash received amounts to at least 50% of $5 million ($2.5 million)) (the “Milestone”).

Huang

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Your salary will be periodically reviewed and will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time. You will also be eligible to participate in any Company bonus program that may be in effect on terms no less favorable than other senior executives, at equivalent base salary levels.

3.          Equity. To provide an incentive to you in connection with your efforts and contributions in building Inventergy, you will be granted 300,000 nonqualified stock options (NSOs) of the Company’s Common Stock after execution of this Agreement, subsequent to Board of Directors approval and pursuant to the terms of Notice of Stock Option between you and the Company (the “Equity Award”). The Equity Award notice will provide that the options will vest over three years; 50% of all unvested options will vest upon either Change of Control, Termination Without Cause, or Resignation For Good Reason as defined in Section 11; and the grant will be governed by the terms and conditions of the 2013 Stock Plan and the Stock Option Agreement.

The Equity Award does not guarantee your continued employment for any period of time or your right to receive a future equity grant.

4.          Employee Benefits. As a regular exempt full-time employee of the Company, you will be eligible to participate in Company-sponsored benefits, which may be revised from time to time. Below is a brief description of current benefits with additional information to be provided under separate cover.

Health Insurance Reimbursement. Inventergy does not currently have an employer-sponsored group health insurance plan due to our small size, however, employees may choose to submit health insurance premiums and medical care expenses for reimbursement under our accountable health expense reimbursement plan. The Company will grant you a maximum amount of health reimbursement up to $26,340.00 for the first year of employment ($2,195.00 average per month) until Company establishes a group health plan. If Inventergy establishes a group health insurance plan, it may be of lower or higher equivalent value to this initial health reimbursement rate.

Cell Phone Reimbursement. Inventergy will reimburse you for company-related cell phone charges including data and text up to $100.00 per month under our accountable expense reimbursement plan.

Paid Time Off. At Inventergy, we believe in taking personal responsibility for managing our own time, workload, and results. To that end, we’ve adopted an Open PTO (Paid Time Off) policy, in which each employee is afforded the flexibility to take vacation, take time off for illness, and shift schedules as necessary. Employees do not accrue PTO days as in traditional plans, and so will not be compensated for “unused” PTO time upon termination.

Continued Education. The Company will provide annual development and training as required for your position up to $5,000.00 per year.

Industry Memberships. The Company will pay annual dues associated with industry trade organizations as required for your position.

Huang

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5.          Location. The primary place of employment will be at the Company’s Campbell, California offices, which may change from time to time at the Company’s discretion within 50 miles of the current Bay Area location. You will be expected to travel for Company-related business as necessary and that the Company will reimburse your travel expenses per the Company Travel Policy, which will be provided under separate cover and may be revised from time to time.

6.          Proprietary Information and Inventions Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s standard Proprietary Information and Inventions Agreement (“PIIA”), a copy of which is attached hereto as Exhibit B. Among other requirements, you agree not to convey or use any confidential information of third parties, including your prior employer(s), during your employment with the Company. We will also arrange an ethical wall or the like shielding you, as appropriate, with regard to negotiations and other licensing activities with your prior employer(s).

7.          Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without Cause. Any contrary representations, whether written or oral, that may have been made to you are superseded by this Agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you). You agree to abide by all Company policies and procedures as set forth in the Inventergy Employment Manual, which may be modified from time to time in the Company’s discretion and a copy of which has been provided to you prior to your execution of this Agreement.

8.          Severance Benefits.

(a)         General. If you are subject to an Involuntary Termination, then you will be entitled to the benefits described in Section 8(b). However, Section 8(b) will not apply unless you (i) have returned all Company property in your possession, (ii) have resigned as a member of the Board of Directors of the Company and all of its subsidiaries, to the extent applicable, and (iii) have executed a general release of all claims that you may have against the Company or persons affiliated with the Company (such terms to be standard and customary terms to be mutually agreed to at that time) on or before the date set forth therein (the “Release Deadline”). If you fail to return the Release on or before the Release Deadline, or if you revoke the Release, then you will not be entitled to the benefits described in Section 8(b).

(b)         Salary Continuation. If you are subject to an Involuntary Termination, then, following your Separation, the Company will continue to pay your monthly base salary during the Severance Period (the “Salary Continuation”). The Salary Continuation will be paid at the rate in effect at the time of your Separation and in accordance with the Company’s standard payroll procedures. The payments under this Section 8(b) will commence or be paid upon the Company’s receipt of your executed Release and, once they commence, will include any unpaid amounts accrued from the date of your Separation until the date on which your executed Release is received. For purposes of this paragraph, the “Severance Period” shall be a period of three (3) months.

Huang

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9.          Tax Matters.

(a)         Withholding. All forms of compensation referred to in this Agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

(b)         Tax Advice. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board of Directors related to tax liabilities arising from your compensation.

(c)         Section 409A. For purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), each payment under Section 8(b) is hereby designated as a separate payment. If the Company determines that you are a “specified employee” under Section 409A(a)(2)(B)(i) of the Code at the time of your Separation, then (i) the payments under Section 8(b), to the extent that they are subject to Section 409A of the Code, will commence on the first business day following (A) expiration of the six-month period measured from your Separation or (B) the date of your death and (ii) the installments that otherwise would have been paid prior to such date will be paid in a lump sum when the salary continuation payments commence.

10.        Interpretation, Amendment and Enforcement. This Agreement and Exhibit B supersede and replace any prior agreements, representations or understandings (whether written, oral, implied or otherwise) between you and the Company and constitute the complete agreement between you and the Company regarding the subject matter set forth herein. This Agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this Agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this Agreement or arising out of, related to, or in any way connected with, this Agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by California law, excluding laws relating to conflicts or choice of law.

11.        Definitions. The following terms have the meaning set forth below wherever they are used in this Agreement:

“Cause” means (a) your unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (b) your material breach of any agreement between you and the Company, (c) your material failure to comply with the Company’s written policies or rules, (d) your indictment of, or your plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (e) your gross negligence or willful misconduct, (f) your continuing failure to perform assigned duties after receiving written notification of the failure from the Company’s Board of Directors or (g) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation.

Huang

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"Change of Control" means (a) the consummation of a merger or consolidation of the Company with or into another entity or (b) the dissolution, liquidation or winding up of the Company. The foregoing notwithstanding, a merger or consolidation of the Company does not constitute a “Change in Control” if immediately after the merger or consolidation a majority of the voting power of the capital stock of the continuing or surviving entity, or any direct or indirect parent corporation of the continuing or surviving entity, will be owned by the persons who were the Company’s stockholders immediately prior to the merger or consolidation in substantially the same proportions as their ownership of the voting power of the Company’s capital stock immediately prior to the merger or consolidation..

“Involuntary Termination” means either (a) your Termination Without Cause or (b) your Resignation for Good Reason.

“Resignation for Good Reason” means a Separation as a result of your resignation if the Company fails to comply with any material provision of this Agreement, provided you have first given the Company written notice of the failure within 90 days after it occurs and the Company fails to remedy the condition within 30 days after receiving your written notice.

“Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Code.

“Termination Without Cause” means a Separation as a result of a termination of your employment by the Company without Cause, provided you are willing and able to continue performing services within the meaning of Treasury Regulation 1.409A-1(n)(1).

Stephen, we hope that you will accept our offer. You may indicate your agreement with these terms by signing below and returning to Molly McAuliffe, Director of Operations, at molly@inventergy.com. If you have any questions about this offer, please contact Molly at (408) 674-4794. This offer, if not accepted, will expire at the close of business on May 13, 2014. Welcome to the Inventergy team!

Very truly yours,

Inventergy, Inc.

/s/ Joseph W. Beyers

Joseph Beyers

Chief Executive Officer

Huang

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I have read and accept this employment offer:

/s/ Stephen Huang	May 13, 2014
Stephen Huang	Date

Huang

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EXHIBIT A

Outside Activities

Board Member, Financial Executives International

EXHIBIT B

Form of Proprietary Information and Inventions Agreement

[See attached]